Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020

October 16, 2012

Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer
Nabi Biopharmaceuticals
12270 Wilkins Avenue
Rockville, Maryland 20852

cc:           Board of Directors

Dear Raafat,

As you are aware, Xstelos Holdings, Inc. (“Xstelos”) is a long term shareholder of Nabi Biopharmaceuticals (the “Company”), currently owning 2,166,347 shares, or roughly 7.7% of the outstanding stock, making us one of the Company’s largest stockholders.  We have carefully reviewed the terms of the proposed transaction between Biota Holdings Limited (“Biota”) and the Company (the “Transaction”), including the modestly revised terms of the Transaction announced on September 25, 2012 and have had multiple conversations with members of management of the Company and Biota.

We remain highly concerned by the prospect of significant and ongoing negative cash flows projected to be spent on speculative development stage products with a highly uncertain likelihood of success.  We are also concerned with the valuation and price of Biota stock, which has plunged nearly 20% since the Transaction was announced in April 2012.  We believe the modest revisions to the terms of the Transaction still fail to provide for fair value for the Company’s stockholders.  Given the significant risk, and in light of the significant value of the Company’s current assets including its cash on hand and net operating losses (“NOLs”), we believe that the Transaction significantly undervalues the Company.  In our opinion, if the Transaction were to be completed, stockholders would not receive full and fair value for their investment in the Company.  For these reasons, Xstelos intends to vote against the Transaction.

Xstelos believes that there are less-risky alternatives to generate equal if not greater value for stockholders, with substantially less risk.  Specifically, in the event the Transaction is not approved by stockholders on October 22, 2012, the Company should immediately return substantially all of its remaining cash to stockholders through a dividend or other distribution, while of course maintaining a necessary reserve, as required under Delaware law.

Following the cash distribution, the Company should investigate whether its NOLs remain unrestricted under Section 382 of the Internal Revenue Code.  Xstelos believes that the NOLs could hold significant additional value for the Company’s stockholders if they can be effectively utilized.  If the Company concludes the NOLs are not subject to limitation, the Company should investigate all available options to effectively utilize the NOLs and maximize value for stockholders.  If the NOLs cannot be effectively utilized, the Company should immediately liquidate, including by making a distribution of its remaining NicVax and Phoslyra assets through a contingent value right, or other means.

We believe that rejecting the Transaction and instead moving forward in this manner would provide stockholders with the best opportunity to realize full value for their investment in the Company.  We are available to discuss at your request.

Very Truly Yours,

/s/ Jonathan M. Couchman
Jonathan M. Couchman
President